IMC to Bring Canadian Premium Indoor High-THC Medical Cannabis to Israel with Imports from GTEC

  Multi-year agreement enables IMC to launch a premium product category in Israel - one of the world's largest import markets for medical cannabis

  The agreement adds another international partnership to IMC's supply network

Toronto, Canada; Glil Yam, Israel - March 8, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC, NASDAQ:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical"), with which IMC has exclusive agreements to distribute production under the IMC brand, has signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC") (TSXV:GTEC, OTCQB:GGTTF, FRA:1BUP), a Canadian licensed producer of handcrafted and high quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus Medical will import GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, IMC will launch a new category of imported premium indoor medical cannabis products under its well-established brand.

"Medical cannabis patients in Israel are beginning to demand more imported indoor products from Canada," said Oren Shuster, Chief Executive Officer of IMC. "IMC is leveraging this increasing demand by partnering with GTEC to obtain high-THC flower from GTEC's Canadian indoor cannabis facility for sale in Israel under the IMC brand. We are thrilled about the anticipated launch of this new product category and expect its market share to grow domestically."

Michael Blady, Co-founder, Vice President and Head of International Division of GTEC, commented, "We are very excited to sign this agreement adding our premium product to the offerings of the well-known IMC brand in Israel."

The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in Q2 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with the Israeli Ministry of Health ("MOH") regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus Medical will purchase a minimum quantity of 500 kg of high-THC medical cannabis flower from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months. The agreement with GTEC further enhances IMC's business presence in the North American legal cannabis market and adds another international supply partner to its network, following the listing of the Company's common shares on the NASDAQ Capital Market ("NASDAQ") last week.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has signed supply agreements with other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About GTEC Holdings Ltd.

GTEC cultivates, markets, and distributes premium cannabis products. The company has four operational facilities licensed by Health Canada and currently distributes cannabis through medical and recreational sales channels. The company's medical cannabis brand, GreenTec™, is distributed nationally to qualified patients through its GreenTec Medical web-site and various licensed partners.

GTEC is a publicly traded corporation, listed on the TSX Venture Exchange (TSXV:GTEC), OTCQB Venture Market (OTCQB:GGTTF) and Frankfurt Stock Exchange (FRA:1BUP). The Company's headquarters are located in Kelowna, British Columbia, Canada and has operations in British Columbia, Alberta and Ontario.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the import of GTEC products into Israel, IMC's launch of a new category of medical cannabis products, the increasing demand for Canadian cannabis products in Israel, the growth in market share of IMC's anticipated imported premium indoor medical cannabis product category, the commencement of the imports of high-THC cannabis products from GBF, including the timing thereof, the quantity of high-THC medical cannabis flower purchased from GBF pursuant to the GTEC Agreement, the exclusive status of IMC as a recipient of GBF cannabis products in Israel during the Exclusive Term, the timing of the Exclusive Term and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure of the Company and GTEC to effect the import of GTEC cannabis products into Israel or to comply with any regulatory requirements thereof; the failure of the Company to extend the Exclusive Term; the failure of the Company and Trichome Financial Inc. (CSE:TFC)("Trichome") to complete the proposed acquisition of Trichome or obtain any requisite corporate, regulatory and court approvals in respect of the acquisition in a timely manner or at all; the Company's inability to capture the benefits associated with a successful acquisition of Trichome; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the MOH; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca